Huaneng Power International, Inc.
Huaneng Building
No.4 Fuxingmennei Street
Xicheng District, Beijing 100031 PRC

Via EDGAR and Facsimile

December 17, 2010

Yong Kim
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549, USA
Facsimile Number: +1 (202) 772-9203

Re:	Huaneng Power International, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed April 19, 2010
File No. 1-13314

Dear Ms. Kim:

We refer to your comment letter dated December 6, 2010 regarding the Form 20-F of Huaneng Power International, Inc. for the fiscal year ended December 31, 2009 (“2009 Form 20-F”) filed with the United States Securities and Exchange Commission (the “Commission”) on April 19, 2010 with the file number 1-13314 (the “Comment Letter”).  We received the Comment Letter via facsimile on December 7, 2010.  Set forth below are our responses to your comments raised in you letter. For your convenience, we have also restated your comments below in italics.

1.
We have reviewed your response to comment 2 in our letter dated November 2, 2010. Please provide us with your revenue, profit or loss, and asset quantitative threshold computations of the Singapore power generation segment. Please ensure you demonstrate how these calculations comply with paragraph 13(a)-(c)of IFRS8. Considering the extensive Singapore operation disclosures included throughout your filing and the fact that Singapore is a new market representing approximately 13% and 14%, respectively, of your total consolidated assets and revenues, please also clarify why you believe separate presentation of Singapore operations would not significantly affect the investments decisions of your financial statement users.

Responses:

As disclosed on Page 8 of 2009 Form 20-F, the Singapore operations contained power generation and power retail businesses.  Although the Singapore power generation operating segment represented the majority of revenue, profit and assets of Singapore operations, the revenue of Singapore power generation operating segment only represented 8.3% of the combined revenues of all our operating segments before eliminations among segments. The absolute amount of profit of Singapore power generation segment represented 9.7% of the absolute amount of combined profit of all our operating segments that did not report a loss. In addition, the assets of Singapore power generation segment represented 9.7% of our combined assets before eliminations among segments. For the detailed computations on the significance of the power generation operating segment for Singapore, please refer to Appendix A.

As discussed above, Singapore power segment is not significant to our power generation segment as a whole. In consideration of the disclosures relating to the Singapore operations included in the geographical information in Note 5 of our year-end 2009 financial statements and the discussion in Item 3.D, Item 4.B and Item 4.D in 2009 Form 20-F, we believe that sufficient information relating to Singapore operations has been disclosed to the readers of our 2009 financial statements.

Considering the developments of Singapore operations in 2010, including the start of construction of a new generator, we expect a continuous increase in significance of the Singaporean operations. Hence, in July 2010, we restructured our internal reporting subsequent to which the Singapore operations are treated as one operating segment. We plan to disclose it separately in our upcoming 2010 financial statements, and the 2009 comparative figures will be restated at the same time.

Appendix A
(Amount expressed in RMB million)

	Singapore power generation segment	All operating segments*	Percentage	Notes
Revenue	6,843	82,514	8.3%	A
Profit	787	8,114	9.7%	B
Assets	20,965	216,187	9.7%	C

* The numbers for all operating segments are higher than the consolidated figures used in the calculation of the percentage disclosed on Page 8 of 2009 Form 20-F due to the segment significance calculation is before eliminations among segments.

A. According to IFRS 8 paragraph 13(a), this percentage is calculated using the revenue of Singapore power generation segment and the combined revenue, internal and external, of all operating segments.

B. According to paragraph 13(b), this percentage is calculated using the absolute amount of reported profit of Singapore power generation segment and the absolute amount of  combined reported profit of all operating segments that did not report a loss which is greater than the absolute amount of combined reported loss of all operating segments that reported a loss.

C. According to paragraph 13(c), this percentage is calculated using the assets of Singapore power generation segment and the combined assets of all operating segments.

*           *           *

The Company acknowledges the following to the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by phone at +8610-63226999 or by facsimile at +8610-66412321 if you have any questions.

Sincerely,

By:	/s/ Gu Biquan
Gu Biquan
Vice President and Secretary to the Board Huaneng Power International, Inc.